FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of July, 2003

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

The following text is the English translation of a news release issued in France by CCF, a wholly owned, indirectly-held subsidiary of HSBC Holdings plc.

CCF DISPOSES OF HOLDING IN SOCIÉTÉ DE LA TOUR EIFFEL

CCF Group has sold its holding of 36,674 shares in Société de la Tour Eiffel (STE), to Osiris Patrimoine S.A.R.L. (Osiris), part of the AWON Group, for €60 per share, or a total consideration of €2.2 million.

CCF and two of its subsidiaries (Société Financière et Mobilière and Excofina) held the shareholding in STE. The sale, which took place on 10 July 2003, represented 39.95 per cent of the issued share capital in STE.

The sale will help simplify CCF's legal structure. There is no effect on the ongoing operations of CCF.

END

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                                                                                                             By:

                                                                                                                                                                                             Name: P A Stafford

                                                                                                                                                                                             Title: Assistant Group Secretary

                                                                                                                                                                                             Date: July 15, 2003